Filed Pursuant to Rule 433

Registration No. 333-171519 and

333-171519-01 through 333-171519-05

Final Term Sheet dated April 13, 2011

4.500% Senior Guaranteed Notes due 2014

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC, IB Finance Holding Company, LLC, GMAC Latin America Holdings LLC, GMAC International Holdings B.V. and GMAC Continental LLC, each a subsidiary of Ally

Expected Ratings:	B1 / B / BB (Moody’s/S&P/Fitch)

Title of Securities:	4.500% Senior Guaranteed Notes due 2014 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	April 13, 2011

Settlement Date:

April 20, 2011 (T+5)

The settlement date of April 20, 2011 is the 5th business day following the trade date (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is three business days preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

Final Maturity Date:	February 11, 2014

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$750,000,000

Underwriting Discount:	0.700%

Net Proceeds to Ally before Estimated Expenses:	$744,750,000

Coupon:	4.500%

Issue Price:	100.000%, plus accrued interest from February 11, 2011 equal to $6,468,750.00

Yield to Maturity:	4.498%

Interest Payment Dates:	Semi-annually, in arrears on February 11 and August 11 of each year, until maturity, commencing August 11, 2011

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N AF7 ISIN: US02005NAF78

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Lloyds Securities Inc. Aladdin Capital LLC Blaylock Robert Van, LLC

Denominations:	2,000 x 1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities LLC at 1-212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.